Filed by DHC Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DHC Acquisition Corp.

Commission File No.: 001-40130

BEN and DHC Acquisition Corp. Announce Effectiveness of

Registration Statement and March 5, 2024 Extraordinary

General Meeting to Approve Business Combination

JACKSON, WY and SOUTHLAKE, TX – February 15, 2024 – Brand Engagement Network (“BEN”), an emerging provider of personalized customer engagement AI, announced that on February 14, 2024, the Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form S-4 (“Registration Statement”) in connection with its proposed business combination (the “Business Combination”) with DHC Acquisition Corp. (Nasdaq: DHCA) (“DHC”), a special purpose acquisition company (“SPAC”) led by veteran technology investors (“Sponsors”). The Registration Statement provides important information about BEN, DHC, and the Business Combination.

DHC also announced it has established a record date of February 13, 2024 and a meeting date of March 5, 2024 for its extraordinary general meeting (the “Meeting”) to vote on proposals relating to the Business Combination with BEN. Accordingly, DHC has filed its definitive proxy statement relating to the Meeting with the SEC, and has commenced mailing the definitive proxy statement/prospectus (the “Proxy Statement”) to its shareholders as of the record date. The Business Combination is expected to close shortly after the Meeting, subject to shareholder approvals and satisfaction of other customary closing conditions. Upon closing, the combined company is expected to list on Nasdaq with its common stock trading under the new ticker symbol, “BNAI”.

“We are pleased to have reached this important milestone on our journey to becoming a public company,” said BEN CEO Michael Zacharski. “We believe this transaction will enable us to advance our mission of creating premier human-like conversational AI assistants for businesses and professionals designed to provide improved customer experiences, drive productivity and performance.”

“We believe BEN’s powerful AI assistants will empower businesses to elevate customer experiences, optimize cost management and supercharge operational efficiency,” said DHC Co-CEO and CFO Chris Gaertner. “We encourage our fellow DHC shareholders to support this business combination.”

BEN’s management team, led by CEO and Michael Zacharski, Global President Paul Chang and CFO Bill Williams, will continue to lead the public company following the Business Combination.

Meeting Details

The extraordinary general meeting will be held in a virtual format at 10:00 am Eastern Time on March 5, 2024 and will be accessible by visiting https://www.cstproxy.com/dhcacquisition/2024.

DHC shareholders are encouraged to attend the meeting virtually via live webcast. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement and on their proxy card.

The DHC board of directors recommends all shareholders vote “FOR” ALL PROPOSALS in advance of the meeting via the Internet or by signing, dating and returning the proxy card upon receipt by following the easy instructions on the proxy card.

About BEN

BEN (Brand Engagement Network) is a leading provider of conversational AI technology and human-like AI avatars headquartered in Jackson, WY. BEN delivers highly personalized, multi-modal (text, voice, and vision) AI engagement, with a focus on industries where there is a massive workforce gap and an opportunity to transform how consumers engage with networks, providers, and brands. The backbone of BEN’s success is a rich portfolio of conversational AI applications that drive better customer experience, increased automation and operational efficiencies. BEN seeks to partner with companies with complementary capabilities and networks to enable meaningful business outcomes.

For more information about BEN, please visit: https://beninc.ai/

About DHC Acquisition Corp.

DHC Acquisition Corp. (Nasdaq: DHCA) is a special purpose acquisition company (SPAC) focused on partnering with an innovative technology company. DHC’s mission is to invest in companies which are charting the future of how humans and business interact at the last mile, spanning enterprise infrastructure, industrial IoT, automation, retail and E-commerce infrastructure, automotive, and aerospace. We endeavour to enable the applications of innovative technology and business models which bring goods, people, or information to its final destination.

DHC’s approach to business is based on teamwork, integrity and quiet professionalism, qualities we learned during our extensive training in the military. We bring our unique hybrid experience and our values into the corporate world, building high performing teams in a range of specialized industries: technology, consumer, aviation, defense, automotive, investment banking, capital markets, and asset management. Our collective experience includes: >25 years as CEOs of public companies, 8 companies founded, 13 companies acquired, and >55 years in military leadership.

Important Information About the Business Combination and Where to Find It

In connection with the BEN’s announcement of its intent to go public via a merger with DHC Acquisition Corp. (“DHC”) (the “Business Combination”), DHC has filed a registration statement on Form S-4 (the “Form S-4”) with the Securities and Exchange Commission (“SEC”), which was declared effective by the SEC on February 14, 2024. DHC has mailed the Proxy Statement and other relevant documents to shareholders of DHC as of the record date established for voting on the Business Combination. DHC’s shareholders and other interested persons are advised to read the Proxy Statement and any amendments thereto and documents incorporated by reference therein filed in connection with the Business Combination, as these materials contain important information about DHC, BEN and the Business Combination. INVESTORS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DHC, BEN AND THE BUSINESS COMBINATION. Shareholders can also obtain copies of the Proxy Statement, and other documents filed with the SEC that will be incorporated by reference therein, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: DHC Acquisition Corp., 1900 West Kirkwood Blvd, Suite 1400B, Southlake, TX 76092 or by emailing chris@integrity.partners.

Participants in the Solicitation

DHC, BEN and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from DHC’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Business Combination has been set forth in the Form S-4. Certain information regarding the directors and executive officers of DHC is contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are not historical facts, and involve risks and uncertainties that could cause actual results of DHC and BEN to differ materially from those expected and projected. These forward-looking statements can be identified by the use of forward-looking terminology, including the words “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will,” “potential,” “projects,” “predicts,” “continue,” or “should,” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include, without limitation, statements regarding DHC’s and BEN’s ability to complete the Business Combination on the terms and timeline set forth in the Proxy Statement or at all.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside DHC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the inability of the Parties to successfully or timely consummate the Business Combination; the risk that the Business Combination may not be completed by DHC’s business combination deadline and the potential failure to obtain an extension of the Business Combination deadline by DHC; failure to realize the anticipated benefits of the Business Combination; risks relating to the uncertainty of the projected financial information with respect to BEN; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement; BEN’s history of operating losses; BEN’s need for additional capital to support its present business plan and anticipated growth; technological changes in BEN’s market; the value and enforceability of BEN’s intellectual property protections; BEN’s ability to protect its intellectual property; BEN’s material weaknesses in financial reporting; and BEN’s ability to navigate complex regulatory requirements; the ability to maintain the listing of DHC’s securities on a national securities exchange; the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination; the effects of competition on BEN’s business; the risks of operating and effectively managing growth in evolving and uncertain macroeconomic conditions, such as high inflation and recessionary environments; and continuing risks relating to the COVID 19 pandemic. The foregoing list of factors is not exhaustive.

DHC and BEN caution that the foregoing list of factors is not exclusive. DHC and BEN caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. None of BEN nor DHC undertakes nor accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based. Further information about factors that could materially affect DHC, including its results of operations and financial condition, is set forth under “Risk Factors” in Part I, Item 1A of DHC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of BEN or DHC or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

BEN Contacts

Investors:

Ryan Flanagan, ICR

ryan.flanagan@icrinc.com

Media:

Dan Brennan, ICR

dan.brennan@icrinc.com